Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Tabular amounts expressed in thousands of dollars, except per share data)

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the three and six months ended February 28, 2006 compared to the three and six months ended February 28, 2005. This MD&A is dated April 14, 2006 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as “expect”, “should continue”, “continue”, “believe”, “anticipate”, “estimate”, “contemplate”, “target”, “plan”, “budget” “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts, fluctuations in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

About CoolBrands International Inc.

CoolBrands is substantially unchanged from the description contained in the fiscal year 2005 MD&A, except for the disposition of our franchising and licensing segment, as discussed in the discontinued operations section of this MD&A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CoolBrands’ Mission and Strategies

CoolBrands’ mission and strategies are unchanged from those disclosed in the fiscal 2005 MD&A.

Comparison of three months ended February 28, 2006 and February 28, 2005

We manage our business based on four industry segments: frozen dessert, yogurt, foodservice, and dairy components.

Net sales

			Percentage of Sales

Three months ended February 28,	2006	2005	2006	2005

Frozen dessert	$41,219	$56,700	53.3	88.8
Yogurt	27,582	—	35.7	—
Foodservice	4,439	3,592	5.7	5.6
Dairy components	4,069	3,549	5.3	5.6

Total	$77,309	$63,841	100.0	100.0

Sales for the second quarter increased to $77,309 as compared with $63,841 for the second quarter of 2005, a 21.1% increase. The increase in sales came from the acquisition of the Breyers yogurt business in March 2005. However, this increase was substantially offset by a sales decline in our frozen dessert segment. New product introductory expenses (slotting fees) recognized during the three months ended February 28, 2006 and 2005 were $4,858 and $7,967, respectively.

Drayage and other income

Drayage and other income for the second quarter of fiscal 2006 declined by $3,828 or 67% to $1,887 as compared with $5,715 realized in the second quarter of fiscal 2005. This decline was due to the decline in fees paid to CoolBrands by Dreyer’s for the delivery of products to Dreyer’s scanned based trading customers, primarily in California, Oregon and Washington where the Company refocused its DSD operations to reduce supermarket distribution operations in favor of increased focus on the impulse channel.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

			Percentage of Sales

Three months ended February 28,	2006	2005	2006	2005

Frozen dessert	$(8,282)	$(11,672)	(20.1)	(20.6)
Yogurt	3,549	—	12.9	—
Foodservice	508	573	11.4	16.0
Dairy components	718	675	17.7	19.0

Total	$(3,507)	$(10,424)	(4.5)	(16.3)

Gross profit dollars improved to $(3,507) for the second quarter of fiscal 2006 from $(10,426) for the same quarter last year, a 66.4% improvement. Gross profit percentage for second quarter of fiscal 2006 improved to (4.5)% as compared with (16.3)% for the second quarter of fiscal 2005. This improvement was primarily due to the addition of the yogurt segment acquired March 27, 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

			Percentage of Sales

Three months ended February 28,	2006	2005	2006	2005

Frozen dessert	$7,068	$5,535	17.2	9.8
Yogurt	2,695	—	9.8	—
Foodservice	512	335	11.5	9.3
Dairy components	449	308	11.0	8.7
Corporate	1,339	1,239	n/a	n/a

Total	$12,063	$7,417

Selling, general and administrative expenses for second quarter of fiscal 2006 increased as a percentage of revenues to 15.6% as compared to 11.6% for second quarter of fiscal 2005 due to the acquisition of the Breyers yogurt business, increased spending on information services and consulting fees. Effective September 1, 2004, the Company changed its functional currency from the Canadian dollar to the US dollar. Prior to the change in functional currency, the impact of foreign currency exchange was treated as other comprehensive earnings in Shareholders’ Equity. Subsequent to the change in functional currency, the impact of foreign currency exchange is treated as an adjustment to selling, general and administrative expenses. The effect of this change on the three months ended February 28, 2005 was an increase in Corporate selling, general, and administrative expenses of $892 to $1,239.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based compensation expense

The Company recognized $357 in stock-based compensation expense representing the estimated fair value of stock options earned in the second quarter of fiscal 2006. The stock-based compensation expense for the comparable period in the 2005 fiscal year was $81.

Interest expense

Interest expense was $1,167 in the second quarter of fiscal 2006 as compared with $337 for the same quarter of fiscal 2005. The increase in interest expense was primarily due to the increase in short term borrowing related to the acquisition of the Breyers yogurt business in March 2005 and Americana Foods, 50.1% owned by Coolbrands, offset by repayments of short term borrowings and long-term debt of $5,852 during the second quarter of fiscal 2006.

Recovery of income taxes

The effective tax (benefit) rate was (39.5)% for the second quarter of fiscal 2006 and (37.1)% for the second quarter of fiscal 2005. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates as well as from the effect of the second quarter losses incurred. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities. The Company had income taxes recoverable of $14,007 as of February 28, 2006, of which approximately $6,000 is expected to be received in the 3rd quarter of fiscal 2006.

Discontinued operations

Effective December 23, 2005 the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

As a part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers. In connection with the sale of the franchising and licensing segment, the Company was required to pay down $3,612 of its short term borrowings and long-term debt from the cash consideration received.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net loss

The net loss for the second quarter of fiscal 2006 was $(7,952) as compared with net loss of $(8,077) for the second quarter of fiscal 2005.

Comparison of six months ended February 28, 2006 and February 28, 2005

Net sales

			Percentage of Sales

Six months ended February 28,	2006	2005	2006	2005

Frozen dessert	$92,597	$130,335	56.4	89.0
Yogurt	53,432	—	32.6	—
Foodservice	8,648	7,452	5.3	5.1
Dairy components	9,452	8,614	5.7	5.9

Total	$164,129	$146,401	100.0	100.0

Sales in the first six months of fiscal 2006 increased by $17,728 or 12.1% to $164,129 as compared with $146,401 in the six months of fiscal 2005. The increase in sales came from the addition of the Breyers yogurt business acquired March 27, 2005. However, this increase was substantially offset by the continuing frozen dessert segment’s sales decline. New product introductory expenses (slotting fees) recognized during the six months ended February 28, 2006 and 2005 were $5,138 and $11,773, respectively.

Drayage and other income

Drayage and other income declined by $5,370 or 58.7% to $3,781 in the first six months of fiscal 2006 as compared with $9,151 recognized in the first six months of fiscal 2005. This decline was due to the decline in fees paid to CoolBrands by Dreyer’s for the delivery of products to Dreyer’s scanned based trading customers, primarily in California, Oregon and Washington where the Company refocused its DSD operations to reduce supermarket distribution operations in favor of increased focus on the impulse channel.

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

			Percentage of Sales

Six months ended February 28,	2006	2005	2006	2005

Frozen dessert	$(11,509)	$(5,613)	(12.4)	(4.3)
Yogurt	8,491	—	15.9	—
Foodservice	821	1,368	9.5	18.4
Dairy components	1,949	1,917	20.6	22.3

Total	$(248)	$(2,328)	(0.2)	(1.6)

Gross profit dollars improved to $(248) for the first six months of fiscal 2006 from $(2,328) for the first six months of fiscal 2005, a 89.4% improvement. CoolBrands overall gross profit percentage for first six months of fiscal 2006 improved to (0.2)% as compared with (1.6)% for the first six months of fiscal 2005. The overall percentage improvement was due to acquisition of the Breyers yogurt business in March 2005. However, this increase was substantially offset by the decline in the frozen dessert segment which was adversely impacted by increased trade promotions and the sales of products with lower gross profit margins in fiscal 2006 as compared with fiscal 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

			Percentage of Sales

Six months ended February 28,	2006	2005	2006	2005

Frozen desserts	$15,153	$14,305	16.4	11.0
Yogurt	5,108	—	9.6	—
Foodservice	1,055	744	12.2	10.0
Dairy components	882	733	9.3	8.5
Corporate	2,593	(1,237)	n/a	n/a

Total	$24,791	$14,545	15.1	9.9

Selling, general and administrative expenses increased by $10,246 or 70.4% from $14,545 in the first six months of fiscal 2005 to $24,791 in the first six months of fiscal 2006 due primarily to the acquisition of the Breyers yogurt business, increased spending on information services and consulting fees. Selling, general and administrative expenses increased as a percentage of revenues to 15.1% for the first six months of fiscal 2006 from 9.9% for the first six months of fiscal 2005. Effective September 1, 2004, the Company changed its functional currency from the Canadian dollar to the US dollar. Prior to the change in functional currency, the impact of foreign currency exchange was treated as other comprehensive earnings in Shareholders’ Equity. Subsequent to the change in functional currency, the impact of foreign currency exchange is treated as an adjustment to selling, general and administrative expenses. The effect of this change on the six months ended February 28, 2005 was a decrease in Corporate selling, general, and administrative expenses of $1,759 to $(1,237).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based compensation expense

The Company recognized $620 in stock-based compensation expense representing the estimated fair value of stock options earned in the first six months of fiscal 2006. The stock-based compensation expense for the comparable period in the 2005 fiscal year was $161.

Interest expense

Interest expense was $2,464 in the first six months of fiscal 2006 as compared with $690 for the same period of the prior year. The increase in interest expense was primarily due to the increase in short term borrowing related to the acquisition of the Breyers yogurt business in March 2005 and Americana Foods, 50.1% owned by Coolbrands, offset by repayments of short term borrowings and long-term debt of $7,529 during the six months ended February 28, 2006.

Recovery of income taxes

The effective (benefit) tax rate was (39.5%) in the first six months of fiscal 2006 and (50%) for the first six months of fiscal 2005. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our deferred income tax assets or liabilities.

Discontinued operations

Effective December 23, 2005 the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

As a part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers. In connection with the sale of the franchising and licensing segment, the Company was required to pay down $3,612 of its short term borrowings and long-term debt from the cash consideration received.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net loss

A net (loss) of $(12,356) was incurred in the first six months of fiscal 2006 versus net loss of $(3,744) in the first six months of fiscal 2005. The increase in net loss is due primarily to the lower sales in our frozen dessert segment and the resulting decline in gross profit dollars combined with increased in selling, general and administrative expenses and interest expense.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended	February 28, 2006 $	November 30, 2005 $	August 31, 2005 $	May 31, 2005 $

Total revenues	79,196	88,714	119,671	94,344
Net (loss)	(7,952)	(4,404)	(64,093)	(6,233)
(Loss) per share:
Basic	(0.14)	(0.08)	(1.15)	(0.11)
Diluted	(0.14)	(0.08)	(1.15)	(0.11)

Quarter ended	February 28, 2005 $	November 30, 2004 $	August 31, 2004 $	May 31, 2004 $

Total revenues	69,556	85,996	124,167	124,399
Net (loss)	(8,077)	4,333	12,484	(625
(Loss) per share:
Basic	(0.14)	0.08	0.22	(0.01)
Diluted	(0.14)	0.08	0.22	(0.01)

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of our liquidity:

	February 28,	August 31,
	2006	2005

Cash and short term investments	$23,651	$41,562
Working capital	$20,364	$34,677
Current ratio	1.2 to 1	1.3 to 1

The decrease in working capital to $20,364 at February 28, 2006 from $34,677 at August 31, 2005 was primarily due to the utilization of cash on hand and investments for operations. CoolBrands is currently negotiating the refinance of its long-term debt and short-term borrowings. The maturity date of the Company’s existing credit facilities has been extended to May 3, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows (used in) provided by operating activities

The Company used cash flows in operating activities of $(7,729) for the three months ended February 28, 2006 as compared with cash used from operating activities of $(1,845) for the three months ended February 29, 2005. For the three months ended February 28, 2006 and 2005, the operating cash flow activity resulted primarily from the loss, net of non – cash items, $(8,252) in 2006 as compared with $(6,943) in 2005, and from net change in current assets and liabilities, $523 in 2006 as compared with $5,098 in 2005.

The Company used cash of $(16,829) for operating activities in the six months ended February 28, 2006 as compared with $4,768 of cash provided in the six months ended February 28, 2005. The unfavorable period to period comparison of $(21,597) was primarily due to the net loss, net of non – cash items, $(14,417) in 2006 as compared with $(3,746) in 2005, and from the net change in current assets and liabilities, $(2,412) used in 2006 as compared with $8,514 provided by in 2005.

Cash provied by (used in) investing activities

For the six months ended February 28, 2006 net cash provided by investing activities increased by $8,713 to $5,514 provided in 2006 from cash used of $(3,199) in 2005. The cash provided from investing activities for the six months ended February 28, 2006, was mainly from the redemption of investments totalling $7,500. The spending in fiscal 2006 and 2005 were primarily for expanded production capacity at Americana Foods.

Cash used in financing activities

For the three months ended February 28, 2006, $5,539 was used for financing activities as compared with $3,557 for the three months ended February 28 2005. In the fiscal 2006 period, the financing activities include a net decrease in the secured revolving line of credit at Americana Foods of $3,612 and repayments of long-term debt of $2,240. In the fiscal 2005 period, the financing activities include a net decrease in the secured revolving line of credit at Americana Foods of $2,623 and repayments of long-term debt of $964.

For the six months ended February 28, 2006, $7,020 was used for financing activities as compared with $2,159 used for the three months ended February 28, 2005. In the fiscal 2006 period, the financing activities include a net decrease in the secured revolving line of credit at Americana Foods of $3,612 and repayments of long-term debt of $3,917. In the fiscal 2005 period, the financing activities a net decrease in the secured revolving line of credit at Americana Foods of $400 and repayments of long-term debt of $1,789.

Contractual Obligations

Coolbrands’ requirements are substantially unchanged from the annual MD&A for Fiscal 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital resources

CoolBrands’ requirements are substantially unchanged from the annual MD&A for Fiscal 2005.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2005.

Subsequent events

Effective December 31, 2005 the Company obtained an initial extension of its existing credit facilities with JP Morgan Chase Bank. Effective April 3, 2006, the maturity date of the existing facilities was extended to May 3, 2006. All other terms and conditions of the existing facilities remain the same.

Risk factors and uncertainties

Risk factors and uncertainties are unchanged from those disclosed in the annual MD&A for Fiscal 2005.

Transactions with related parties

The nature of transactions with related parties is unchanged from those disclosed in the annual MD&A for Fiscal 2005, except for the sale for $8,000 of the Franchising segment to International Franchise Corp., a company controlled by Mr. Aaron Serruya, a director of CoolBrands.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management’s best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the fiscal 2005 MD&A.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in

Management’s Discussion and Analysis of Financial Condition and Results of Operations

the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Changes in accounting policy and restated financial statements

Adoption of U.S. GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Cnd GAAP”). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products” certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statements of Operations for the six and three months ended February 28, 2005 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $24,908 and $13,716, respectively. Our Consolidated Statements of Operations for the six and three months ended February 28, 2006 reflects a decrease in revenue and selling, general administrative expenses of $31,484 and $17,935, respectively.

The following summarizes the impact of restatement for the change from Cnd to U.S. GAAP for consumer trade promotion expenditures in our Consolidated Statements of Operations:

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Total net revenues in accordance with Canadian GAAP	$199,394	$180,460	$97,131	$83,272
Less consumer and trade promotion expenses	(31,484)	(24,908)	(17,935)	(13,716)

Total net revenues in accordance with U.S. GAAP	$167,910	$155,552	$79,196	$69,556

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Total selling, general and administrative expenses in accordance with Canadian GAAP	$56,275	$39,453	$29,998	$21,133
Less consumer and trade promotion expenses	(31,484)	(24,908)	(17,935)	(13,716)

Total selling, general and administrative expenses in accordance with U.S. GAAP	$24,791	$14,545	$12,063	$7,417

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, our previously reported net loss for the three months ended February 28, 2005 would have been decreased by $3,229 when compared with the net loss that would have been reported and for the six months ended February 28, 2005 would have been decreased by $4,152 when compared with the net gain that would have been reported using our historical accounting principals. Our reported net loss for the three months ended February 28, 2006 has been increased by $1,798 and for the six months ended February 28, 2006 has been increased by $73.

The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Net (loss) earnings in accordance with Canadian GAAP	$(12,429)	$408	$(9,750)	$(4,848)
Adjustment for new product introduction expense	73	(4,152)	1,798	(3,229)

Net (loss) earnings in accordance with U.S. GAAP	$(12,356)	$(3,744)	$(7,952)	$(8,077)

Stock-based compensation

On September 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 “Accounting for Stock Based Compensation.” This statement superseded Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows”.

The adoption of this accounting policy had no effect on the Consolidated Statement of Operations for the six months ended February 28, 2006.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands’ Annual Information Form is available on SEDAR at www.sedar.com

Outstanding share data

As of April 10, 2006, the Company had 50,048,919 subordinate voting shares, 6,026,514 multiple voting shares and 2,668,050 stock options outstanding.

Outlook

The outlook for fiscal 2006 is substantially unchanged from that disclosed in the fiscal 2005 MD&A.